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                                December 15, 2022

       Stone Douglass
       Chief Executive Officer
       GeoSolar Technologies, Inc.
       1400 16th Street, Ste 400
       Denver, Colorado 80202

                                                        Re: GeoSolar
Technologies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed November 17,
2022
                                                            File No. 024-11859

       Dear Stone Douglass:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment on Form 1-A

       General

   1. Based on your prior analysis, services it will provide in connection with this offering and response to comment
1, we are unable to concur that Rialto Markets, LLC is not
                                                        acting as an
underwriter in the distribution of your securities or that it is not required to be named as such in the
offering statement. Revise your offering statement accordingly.
   2. We note your response to comment 2. Given that the notes are convertible within one year of purchase, you
must complete that transaction privately; that is, the issuance of shares upon conversion
must be completed privately, not via this offering statement or a registered offering.
Please revise your offering statement to remove the offer and sale of the underlying
securities.
                                                        We will consider
qualifying your offering statement at your request. If a participant in
 Stone Douglass
GeoSolar Technologies, Inc.
December 15, 2022
Page 2

your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any questions.



                                                          Sincerely,
FirstName LastNameStone Douglass
                                                          Division of
Corporation Finance
Comapany NameGeoSolar Technologies, Inc.
                                                          Office of
Manufacturing
December 15, 2022 Page 2
cc:       William T. Hart
FirstName LastName